Contact

www.linkedin.com/in/jan-hendrickson (LinkedIn)

Top Skills

Strategic Planning
Revenue & Profit Growth
Business Transformation

Jan Hendrickson

Corporate Director / C-Suite Advisor to Emerging Companies & Family Offices
Greater Seattle Area

Summary

As a corporate director, Jan brings extensive board room experience. She has served as chairman of three companies, and governed through high growth, turnarounds, recapitalizations, a successful bankruptcy, and mergers and sales.

In her executive roles, Jan is recognized for guiding organizations through periods of intense change and engendering high performance. Her areas of expertise Include corporate strategy, operational excellence, fiscal rigor, and people/culture development.

Industry experience: Consumer Products; Food & Beverage; Software & Social Media; Venture Capital; Financial Services; Transportation, Clean Tech.

A native Seattleite and graduate of the University of Washington, Jan currently serves as councilmember of the Pike Place Market Preservation & Development Authority, trustee of the Frye Art Museum, and is a long standing member and former chair of the Community Development Roundtable. She is immediately past chair of Virginia Mason Health Systems Foundation, and previously served as chair of the Woodland Park Zoo and of Wellspring Family Services. Jan is a Puget Sound Business Journal "Woman of Influence".

Experience

Selected

Board Director / Chairman & Committee Roles
2005 - Present (17 years)
Various Locations

Concurrent with executive roles, see current/past Corporate Board seats.
SEC financial expert.

Former Co-chair, WomenCorporateDirectors; Graduate, Onboarding Women; Multi-yr member, NACD.

RED LION HOTELS (NYSE:RLH) | Board of Directors, 2020 - Sold 2021. Audit Committee; Compensation Committee; Transaction Committee (Ad Hoc). Sold to Sonesta, taken private.

THE COMMERCE BANK OF WASHINGTON | Board of Directors, 2012-2015; 2019-Present.

VIRGINIA MASON HOSPITAL & MEDICAL SYSTEM | Board of Directors, 2019-Present.

BUTTER LONDON | Board of Directors, (2005-2018). Chairman; Founding Board Member. Privately-held global prestige beauty brand serving wholesale customers such as Nordstrom and Ulta.

TOOSUM HEALTHLY FOODS | Board of Directors (2012 – 2017). Chairman. Privately-held snack food manufacturing company.

TC GLOBAL, INC. (dba TULLY’S COFFEE) (SEC Registrant TULLY'S) | Board of Directors (2009-2013). Chairman; Executive Committee; Audit Committee; Chair, Governance Committee.

Ceres Chill

COO & Strategic Advisor

November 2021 - Present (1 year 2 months)

Seattle, Washington, United States

COO Services include strategic planning, build-out of fiscal and operational infrastructure for emerging company in personal care.

Artemis Partners, LLC

President

July 2002 - Present (20 years 6 months)

Seattle, Washington, United States

Advises C-Suite & Boardroom of Emerging Companies, on business strategy, go to market, talent management, fiscal management and operational excellence. Consulting COO. Provides C-Suite coaching and mentoring. Advises on Boardroom-C-Suite best practices, corporate governance.

Pulse

COO & Strategic Advisor

November 2019 - September 2021 (1 year 11 months)

Seattle, WA

Charged with scaling ecommerce consumer products brand in personal care. Tripled sales and KPIs results during first year.

Ascent Private Capital Management

Regional Managing Director

January 2015 - December 2018 (4 years)

Seattle, WA

Led four-state regional division of U.S. Bank dedicated to providing comprehensive investment management and family office services to ultra-high-net-worth families ($100MM+).

WideAngle Technologies

CEO & Board Director

2012 - 2015 (3 years)

Seattle, WA

Pivoted technology startup to a new social platform providing innovative ways for users to aggregate, organize, curate, and store digital media.

Denny Hill Capital

Managing Partner & Co-Founder

2002 - 2015 (13 years)

Seattle, WA

Co-founded venture capital firm targeting technology with consumer interface. Led investment deal flow, due diligence, portfolio management, fundraising, and investor relations. Selected board seats: PhotoRocket, WideAngle, Reklaim, CleverSet, Q-pharma.

Self-employed

Management Consultant

2000 - 2002 (2 years)

Seattle, WA

• Boeing (NYSE:BA): evaluated market/financial feasibility for a potential venture into the travel and tourism industry, resulting in the adoption of a 10-year strategic plan by Boeing Ventures.

• New Balance Athletic Shoe Company: developed 3-year business plan to integrate a heritage brand (PF Flyers) into the existing corporate structure and drive what was a successful new product launch.

Sound Transit
Chief Financial Officer (CFO)
1994 - 1999 (5 years)
Seattle, WA

Recruited to executive team as CFO to design, finance, construct and operate complex multi-billion regional transit system. Served as lead advisor on all financial and operating policy matters to 18-member board of regional elected officials.

Port of Seattle
Chief Financial Officer (CFO) - Seaport
1989 - 1994 (5 years)
Seattle, WA

Oversaw major change process assigning profit responsibility within the Port by individual line of business. Additional held responsibility for strategic planning, market research, and public/government/media affairs.

Education

Evans School of Public Policy and Governance, University of Washington
Masters, Public Administration · (1989)

UCLA Anderson School of Management
Mergers & Acquisitions Certification Program · (2002)